October 18, 2024

Via Edgar Transmission

Ms. Ruairi Regan/Ms. Brigitte Lippmann

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Skyline Builders Group Holding Limited (the “Company”) Amended Draft Registration Statement on Form F-1 Submitted September 16 and September 23, 2024 CIK No. 0002031009

Dear Ms. Ruairi Regan/Ms. Brigitte Lippmann

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 30, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1

Amended Draft Registration Statement on Form F-1

Management’s Discussion and Analysis…

Liquidity and Capital Resources, page 61

1.	We note your revised disclosure in this section in response to prior comment 4; however, the maturity dates for much of your debt as disclosed including in the table starting on page 61 and in your disclosure on page 63 appear to have passed. We note, for example, your disclosure that you re-drew from your revolving loan facilities, resulting in an outstanding balance of US$6,358,678 as of July 31, 2024. Please revise your disclosure throughout this section to clarify the current status of your indebtedness.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 61 to 63 to update the disclosure to clarify the status of our indebtedness as of September 30, 2024. The outstanding balance of bank borrowings as of September 30, 2024 was US$10,661,538.

Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

2.	We note your response to prior comment 7. Please further expand your disclosures to state when you expect to recognize revenues related to unsatisfied (or partially unsatisfied) performance obligations. Refer to ASC 606-10-50-13(b).

Response: We note the Staff’s comment, and respectfully advise that we have revised page F-14 to update the disclosure of the expected timing to recognize revenues related to unsatisfied (or partially unsatisfied) performance obligations pursuant to ASC 606-10-50-13.

17. Segment Reporting, page F-33

3.	Please revise your response to prior comment 12 that the Company operates in a single segment that represents its core business as an Approved Public Works Contractor involving integrated services such as site formation, reinforced concrete works, and drainage, which are components of comprehensive contracts rather than distinct products or services. Please further clarify for us whether the Company is providing only road and drainage work in its contracts whereby the construction activities you disclose as undertaken by the Company on page 76 such as site formation works, reinforced concrete structure works, road and drainage works, earthworks and landscape works are integrated into the final deliverable or whether the Company also engages specifically in providing contracts related to site formation, drainage and reinforced concrete projects separately as the final deliverable. In that regard, we note the disclosure on page 73 related to the overview of civil engineering works in Hong Kong which seems to view road and drainage work and site formation as separate segments in the civil engineering works industry. It also appears there are sub categories such as construction and maintenance for some of these categories. We remind you that the disclosure requirements in ASC 280-10-50-40 are required even if a Company operates in a single reportable segment.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 1, 54, 76, 79 and F-13 of the Form F-1 to clarify that the Company is only providing road and drainage work in its contracts. We have removed reference to site formation works, reinforced concrete structure works, earthworks and landscape works in the Form F-1. We would like to clarify that we mainly engaged in public civil engineering works, such as road and drainage works. Road and drainage works mainly include construction of footway, drain, ducts and pipelines. In the performance of road and drainage works, we may be required to (i) clear the construction site and make demolition of existing structures; (ii) install concrete and reinforcing steel bars; (iii) conduct excavation, deposition, disposal and compaction of fill material; and (iv) plant trees, plants, irrigation system and general establishment works.

Please contact the undersigned at (852) 3923 1188 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick, Esq.

Direct Dial: +852 3923 1188
Email:lvenick@loeb.com